
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

VIA FACSIMILE AND U.S. MAIL

July 11, 2008

John G. Heindel
Chief Executive Officer and Chief Financial Officer
PECO II Inc.
1376 State Route 598
Galion, Ohio 44833

      RE: PECO II Inc.
              Form 10-K for Fiscal Year Ended December 31, 2007
              Form 10-Q for Fiscal Quarter Ended March 31, 2008
              File No. 0-31283

Dear Mr. Heindel:

We have reviewed your letter dated July 1, 2008 and have the following comment. Where indicated, we think you should revise your disclosures in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

14. Warrants, page 51

1. We note your response to prior comment four and have the following additional comments.

- We note that you have determined and disclosed a "per warrant" fair value. Tell us how you determined the $.37 per warrant fair value.
- We note that you issued the Delta Warrant to purchase up to approximately 13 million shares of the Company's common stock, or such number of shares that when aggregated with the 4,740,375 primary shares, will represent 45% of the Company's issued and outstanding common stock. We assume that your determination of the fair value of the Delta Warrant contemplated the holder's ability to purchase up to 45% of the Company's issued and outstanding

common stock. As such, please explain why it is necessary to record additional value for the increase in the number of shares underlying the warrant.

- You indicate that you do not believe that it is appropriate to adjust, nor do you believe that you have adjusted, the fair value of the Delta Warrant. However, it appears to us that recording additional value based on subsequent increases in the number of shares underlying the Warrant is an adjustment to the fair value of the Delta Warrant. Please tell us the accounting literature that supports your accounting as well as the accounting literature that indicates that increases in value of the Delta Warrant result in an increase in the purchase price of Delta.

- EITF 97-8 indicates that this Issue applies only to contingent consideration that is based on earnings or that is based on a guaranteed value of the securities issued to affect the combination. Upon further consideration of the terms of the Delta Warrant, it is unclear that this literature applies to your facts and circumstances.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief